UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 3, 2007
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Item 1 — Information Contained in this Form 6-K Report
     Attached as Exhibit I is a copy of an announcement of Teekay Corporation (the “Company”), dated December 3, 2007.
     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2007	TEEKAY CORPORATION
	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY TANKERS LTD. FILES FOR INITIAL PUBLIC OFFERING

Nassau, The Bahamas — December 3, 2007 - Teekay Corporation (Teekay) (NYSE: TK) announced today that its wholly owned subsidiary, Teekay Tankers Ltd., has filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its Class A Common Stock. The offering currently is scheduled to include 10,000,000 shares of Class A Common Stock (11,500,000 shares if the underwriters exercise their over-allotment option in full), representing a 40% ownership interest. The Class A Common Stock has been approved for listing on The New York Stock Exchange, subject to official notice of issuance, under the symbol “TNK.”
Teekay Tankers Ltd., a recently formed Marshall Islands corporation, will acquire from Teekay upon the closing of the public offering a fleet of nine double-hull Aframax-class oil tankers, which an affiliate of Teekay will manage under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, Teekay will offer to Teekay Tankers within 18 months of the public offering the opportunity to purchase up to four Suezmax-class oil tankers. Teekay Tankers intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Citi and Morgan Stanley will act as joint book-running managers and as representatives of the underwriters, who will include Merrill Lynch & Co., Wachovia Securities, Deutsche Bank Securities, JPMorgan, Dahlman Rose & Company, Scotia Capital, and Johnson Rice & Company L.L.C. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, Attention: Prospectus Department; fax: 718-765-6734; phone: 800-831-9146; or Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York, 10014, Attention: Prospectus Department; phone: 866-718-1649; or by emailing prospectus@morganstanley.com.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
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About Teekay
Teekay Corporation (NYSE: TK) transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly listed subsidiaries, Teekay Offshore Partners L.P. (NYSE: TOO) and Teekay Petrojarl ASA (OSE: TPO). With a fleet of over 185 vessels, offices in 17 countries and 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
For Investor Relations enquiries contact:
Dave Drummond
Tel: + 1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6605
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